l:\secfiles\11-K\1995\gmpsp_95\hourly.doc20

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1995
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                ---------------------------------------------
                           (Full title of the plan)



                          General Motors Corporation
               767 Fifth Avenue, New York, New York 10153-0075
             3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                            James H. Humphrey
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            3044 West Grand Blvd.
                                            Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     The General Motors Personal Savings Plan for
       Hourly-Rate Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1995 and 1994  . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1995 and 1994        5
         Notes to Financial Statements . . . . . . . . . . . . . .        6
         Supplemental Schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes as of December 31, 1995. . . . . . . . . . .       17
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1995. . . . . . . . . . . . .       19
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . . .      20





                                  SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              -----------------------------
                                                      (Name of Plan)


Date     June 27, 1996           By:
     -------------------


                                              /s/John F. Smith, Jr.
                                              -------------------------
                                              (John F. Smith, Jr., Chairman
                                              President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material repects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 10, 1996

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, l995 AND 1994
                                           1995                1994
                                       ------------        ------------
                                            (Dollars in Thousands)
ASSETS:
Investments, at fair value (Note A):
  Value of interest in General
    Motors Savings Plans Master
    Trust (Note C)                       $1,500,282            $      -
    Mutual funds                            389,093                   -
  Common/Collective Trust -
    Fixed Income Fund                       140,988                   -
    Cash                                          -              43,288
  General Motors Common Stock Funds:
    $1-2/3 par value                              -             925,895
    Class E, $0.10 par value                      -              10,330
    Class H, $0.10 par value                      -               3,814
  The General Motors Balanced
    Fund Master Trust (Note C)                    -              12,085
  Commingled Funds - Equity
    Index Fund                                    -             310,685
  Participant Loans                         287,372             233,605
                                          ---------           ---------
                                          2,317,735           1,539,702

Investments, at contract value (Note A)
  Investment contracts                    1,475,328           1,530,415
                                          ---------           ---------
    Total investments                     3,793,063           3,070,117
                                          ---------           ---------
Due from broker for securities sold         207,484
Accrued investment income                    10,430                 242
                                          ---------           ---------
    Total assets                          4,010,977           3,070,359

LIABILITIES:
  Due to broker for securities
    purchased                                12,302              14,680
                                          ---------           ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                               $3,998,675          $3,055,679
                                          =========           =========


Reference should be made to the Notes to Financial Statements.


                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                              1995                   1994
                                          ------------         -------------
                                                (Dollars in Thousands)
ADDITIONS:
  Investment income (loss):
    Net appreciation (depreciation) in
      fair value of investments                $19,392            ($215,531)
    Dividends                                   19,750               22,689
    Interest                                   124,415              112,723
    Net investment earnings from the
      General Motors Savings Plans
      Master Trust (Note C)                    376,388                    -
    Net investment earnings from
      the General Motors Balanced
      Fund Master Trust (Note C)                     -                   68
                                             ---------            ---------
      Total investment income (loss)           539,945              (80,051)
                                             ---------            ---------

  Contributions:
    Employer                                     1,829                  721
    Participants'                              571,698              517,495
                                             ---------            ---------
      Total Contributions                      573,527              518,216
                                             ---------            ---------
    Total additions                          1,113,472              438,165

DEDUCTIONS -
  DISTRIBUTIONS TO PARTICIPANTS               (170,476)            (117,381)
                                             ---------            ---------

NET INCREASE                                   942,996              320,784

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                          3,055,679            2,734,895
                                             ---------            ---------

  End of year                               $3,998,675           $3,055,679
                                             =========            =========

Reference should be made to the Notes to Financial Statements.


                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                              NOTES TO FINANCIAL STATEMENTS
                          YEARS ENDED DECEMBER 31, 1995 AND 1994

A.  THE PLAN

     GENERAL - General Motors Corporation (the "Corporation") and certain unions established The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan, effective
December 30, 1983. Hourly employees of the Corporation, hired under a competitive hire agreement, adopted the Plan with certain modifications effective January 1, 1994. Generally, eligible hourly-rate employees may participate and accumulate savings under the Plan on the first day of the first pay period next following the attainment of seniority, as defined in the Plan. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

     PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an"Eligible Employee") may elect to make pre-tax contributions, in 1% increments, up to 18% of eligible weekly earnings as defined in the Plan up to the maximum IRS 401(k) limit. In addition, an Eligible Employee may elect to contribute, in 10% increments, up to 100% of his or her profit sharing distribution from The General Motors Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately.

     EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation contributes an amount equal to 8% of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time such assets may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

     FUND EXCHANGES - Generally, each participant is entitled on any business day to exchange a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions in the paragraph above.

     PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee tax deferred savings may only be withdrawn because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

     INVESTMENT OPTIONS - The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

     General Motors $1-2/3 Par Value Common Stock Fund - Under this investment options, contributions are invested by the Trustee primarily in General Motors common stock, $1-2/3 par value. The return on investment will be determined by the market price of the General Motors common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

     Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

     As of January 1, 1995, assets invested in the GM $1-2/3 par value Common Stock Fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest of all the assets invested in the Fund. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the purchase price of each unit in the GM $1-2/3 par value Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

     Investments in General Motors Class E common stock and Class H common stock resulted from assets transferred to the Plan from the General Motors Employee Stock Ownership Plan for Hourly-Rate Employees in the United States which terminated on March 31, 1989, and from certain stock dividends declared by the Corporation's Board of Directors and the reinvestment of any related earnings thereon.

     Income Fund - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. In addition to the investment contracts, the Income Fund also invests in a short-term fixed income portfolio (the "Fixed Income Fund") which invests in U.S. Government debt obligations and cash. The fair value of the Fixed Income Fund was approximately
$140,988,000 at December 31, 1995.





























                                          - 7 -
                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

   The annual rates of return, maturity dates, issuing company and investment contract balances at December 31, 1995 and 1994, respectively, are as follows:

                                                 Contract        Contract
                                                 Value as        Value as
Annual Rate    Maturity                             of              of
 of Return       Date      Issuing Company       12/31/95        12/31/94
- -----------   ----------  -----------------    --------------  --------------
                                                   (Dollars in Thousands)
Variable      N/A          Metropolitan Life*      $212,085        $200,110
Variable      N/A          Metropolitan Life*       105,087          99,781
Variable      N/A          New York Life*           210,732         200,060
Variable      N/A          New York Life            101,590               -
   6.32%      12/31/97     Principal Mutual         204,758         243,359
   7.14%      12/31/96     Metropolitan Life        187,749         216,899
   8.76%      12/31/95     Metropolitan Life              -         171,559
   6.39%      12/31/97     New York Life            113,832         132,245
   7.51%      12/31/96     New York Life            112,607         130,930
   8.93%      12/31/95     New York Life                  -          58,283
   6.39%      12/31/97     New York Life             66,520          77,189
   6.13%      N/A          John Hancock*             79,920               -
   6.14%      6/30/99      John Hancock              80,448               -
                                                  ---------       ---------
Total                                            $1,475,328      $1,530,415
                                                  =========       =========
 *Individual Separate Account.

     The average yield on guaranteed investment contracts in the Income Fund was 8.17% and 6.68% for the years ended December 31, 1995 and 1994, respectively.

     Contract value of investment contracts in the Income Fund approximates fair value as of December 31, 1995.

     Equity Index Fund - Under this investment option, contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

     Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of pre-tax contributions and the purchase price of each unit in the Equity Index Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

     Balanced Fund - Under this investment option, initially made available to Plan participants on April 1, 1994, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. or non-U.S. issuers.

     From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts.
Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Program's interest in Funds which utilize such financial instruments is not considered significant to the Plan's financial statements. - 8 -

                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


     Assets invested in the Balanced Fund are expressed in terms of units and are valued in the same manner as noted above for the Equity Index Fund.

     Mutual Funds - This investment option, initially made available to plan participants on January 1, 1995, is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

     PARTICIPANT LOANS - Once each year, eligible participants may borrow from their plan accounts. The amount and term of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. Loans not repaid within the maximum loan term are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   oThe financial statements of the Plan are prepared under the accrual method of accounting.
   oInvestments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract.
   oSecurity transactions are recorded on the trade date.
   oInvestment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.
   oCertain costs of Plan administration are paid by the Corporation.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

C.  THE MASTER TRUSTS

     In December 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


   Employee benefit plans participating in the Master Trust include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members
   o  Saturn Personal Choices Savings Plan for Non-Represented Members

     The Master Trust is composed of five commingled master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the GM Class E Common Stock Fund, the Equity Index Fund and the Balanced Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

     The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

     As of December 31, 1995, the Program had approximately a 20% interest in the Master Trust.

                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

     The net assets available for benefits of all participating plans in the Master Trust at December 31, 1995 are summarized as follows (dollars in thousands):

   ASSETS:
      Investments, at fair value:
         Common Stock:
            General Motors $1-2/3 par value         $4,696,965
            General Motors Class E, $0.10 par value    759,539
            General Motors Class H, $0.10 par value    261,927
            Other Corporate                             11,666
         U.S. Government Securities                         33
         Common/Collective Trusts                    1,612,315
         Cash                                          103,410
                                                     ---------
            Total investments                        7,445,855
      Receivables:
         Due from broker for investments sold           13,152
         Accrued investment income                       1,591
                                                     ---------
            Total receivables                           14,743
                                                     ---------
            Total assets                            $7,460,598
                                                     =========

   Liabilities -
      Due to broker for securities purchased              (186)
                                                     ---------
   Net assets available for benefits                $7,460,412
                                                     =========

     The total investment earnings of all participating plans in the Master Trust for the year ended December 31, 1995 is summarized as follows (dollars in thousands):

   Interest                                             $9,570
   Dividends                                           125,249
   Net appreciation in fair value
     of investments:
     Common stocks                                   1,296,102
     U.S. Government securities                            109
     Common/collective trust                           405,995
     Registered investment company                       9,301
                                                    ----------
   Total net appreciation in fair value
     of investments                                  1,711,507
                                                    ----------
   Total investment earnings                        $1,846,326
                                                    ==========

     In 1994, the Corporation established a Master Trust agreement for the assets of the Balanced Fund. The General Motors Balanced Fund Master Trust (the "Balanced Fund Master Trust") permitted the commingling of Balanced Fund assets among participating plans. Effective January 1, 1995, such Balanced Fund Master Trust assets became a part of the Master Trust assets.

     As of December 31, 1994, the Plan had approximately a 21% interest in the Balanced Fund Master Trust. The net asset value of the Balanced Fund Master Trust was calculated on a semi-monthly basis and was allocated to each participating plan based on the plan's interest in the Balanced Fund Master Trust, as compared with the total interest in the Balanced Fund Master Trust of all the participating plans.

                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


     The assets of the Balanced Fund Master Trust at December 31, 1994 are summarized as follows (dollars in thousands):

      Equity investments                                $8,145
      Fixed income investments                             996
      Commingled trust funds:
         Pooled corporate obligations                   13,305
         Pooled common stock                            15,751
         Pooled multi-asset portfolio                   19,319
      Short-term investments and other
         assets, net                                       917
                                                        ------
      Total                                            $58,433
                                                        ======

     The Balanced Fund Master Trust's total investment return for the year ended December 31, 1994 is summarized as follows (dollars in thousands):

      Interest                                            $111
      Dividends                                            319
      Commingled trust funds                               347
      Net depreciation in fair value
         of investments                                   (868)
                                                        ------
      Total Investment Loss                               ($91)
                                                        ======

D.  FUND INFORMATION

     Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1995 and 1994. Mutual fund investment options which individually comprise less than 5% of the Plan's total net assets available for benefits have been combined.

                                                 1995              1994
                                            ------------       -----------
                                                 (Dollars in Thousands)
   Participant Contributions:
      GM Savings Plans Master Trust            $190,041           $      -
      Income Fund                               301,027            315,018
      Mutual Funds                               80,630                  -
      GM Corporation Common Stock Fund                -            103,213
      Balanced Fund                                   -              4,728
      Equity Index Fund                               -             94,536
                                                -------            -------
      Total                                    $571,698           $517,495
                                                =======            =======
   Employer Contributions:
      GM Savings Plans Master Trust            $  1,829           $      -
      GM Corporation Common Stock Fund                -                721
                                                -------            -------
      Total                                    $  1,829           $    721
                                                =======            =======

                         THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                      FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


                                                 1995              1994
                                            ------------       -----------
                                                 (Dollars in Thousands)
   Investment income:
      Interest and Dividends
         GM Savings Plans Master Trust          $31,309           $      -
         Income Fund                            122,907            111,909
         Mutual Funds                            21,258                  -
         GM Corporation Common Stock Fund             -             15,031
         Balanced Fund                                -                 88
         Equity Index Fund                            -              8,452
                                                -------            -------
      Total                                    $175,474           $135,480
                                                -------            -------

      Net appreciation (depreciation) in fair
      value of investments
         GM Savings Plans Master Trust          345,079                  -
         Mutual Funds                            19,392                  -
         GM Corporation Common Stock Fund             -           (210,896)
         Balanced Fund                                -                  -
         Equity Index Fund                            -             (4,777)
         U.S. Government Savings Bond Fund            -                142
                                                -------            -------
      Total                                     364,471           (215,531)
                                                -------            -------
         Total investment income (loss)        $539,945           ($80,051)
                                                =======            =======

   Distribution to Participants:
      GM Savings Plans Master Trust            ($49,842)          $      -
      Income Fund                              (103,603)           (76,340)
      Mutual Funds                              (12,155)                 -
      GM $1-2/3 par value Common Stock Fund           -            (27,797)
      Balanced Fund                                   -               (194)
      Equity Index Fund                               -             (8,597)
      U.S. Government Savings Bond Fund               -               (127)
      Participant Loans                          (4,876)            (4,326)
                                                -------            -------
   Total                                      ($170,476)         ($117,381)
                                                =======            =======

E.  TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant's interest in assets already in the Plan.

F.  FEDERAL INCOME TAXES

     In March 1991, the Plan was determined by the Internal Revenue Service (the "IRS") to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan has been amended since the effective date included in the determination by the IRS. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

                                        THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                     FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

G.  PARTICIPANT UNIT DATA

    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        GENERAL MOTORS SAVINGS PLANS MASTER TRUST
                                         --------------------------------------------------------------------
                                              GM           GM            GM
                                          $1-2/3 Par     Class E       Class H
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index
                                             Fund         Fund          Fund          Fund          Fund
                                         -----------  -----------    ----------    ---------    ------------
                                                                (Units in Thousands)

Quarter ended March 31
  Plan number of units outstanding           9,590          100          37          1,409         30,830
  Net asset value per unit                 $104.11      $100.63     $116.92         $10.56         $10.97

Quarter ended June 30
  Plan number of units outstanding           9,031           87          36          1,474         32,137
  Net asset value per unit                 $110.81      $112.57     $112.66         $11.22         $12.02

Quarter ended September 30
  Plan number of units outstanding           8,505           91          34          1,580         33,368
  Net asset value per unit                 $111.62      $118.11     $117.20         $11.85         $12.98

Quarter ended December 31
  Plan number of units outstanding           7,742           87          32          1,752         35,173
  Net asset value per unit                 $126.37      $134.71     $139.41         $12.41         $13.76


                              THE GENERAL MOTORS PERSONAL SAVINGS
                          FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


G.  PARTICIPANT UNIT DATA - Concluded

    FOR THE YEAR ENDED DECEMBER 31, 1994

                                                GM
                                          Balanced Fund     Equity Index
                                          Master Trust          Fund
                                          -------------     -----------

Quarter ended March 31
  Plan number of units outstanding                -             1,405
  Net asset value per unit                  $     -           $214.50

Quarter ended June 30
  Plan number of units outstanding              114             1,418
  Net asset value per unit                  $100.27           $215.35

Quarter ended September 30
  Plan number of units outstanding              151             1,465
  Net asset value per unit                  $102.73           $225.98

Quarter ended December 31
  Plan number of units outstanding              138             1,387
  Net asset value per unit                  $101.57           $225.78


     Effective January 1, 1995, the Plan remeasured the bases used to determine the number of units outstanding for the Balanced Fund and Equity Index Fund.




                                                      * * * * * *

                        THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                    FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

H.  SUBSEQUENT EVENTS


     The following modifications were made to the Program subsequent to December 31, 1995:

     o The Corporation announced in 1995 its intention to split-off its Electronic Data Systems ("EDS") wholly-owned subsidiary, subject to which all GM Class E Common Stock would be exchanged for EDS Common Stock. Effective June 7, 1996, the split-off was consummated and as a result of the split-off, the GM Class E Common Stock Fund was changed to the EDS Common Stock Fund. The EDS Common Stock Fund will be eliminated in five years, during which time no new contributions, loan repayments or exchanges into the EDS Common Stock Fund will be permitted. Dividends, if any, paid on EDS Common Stock held by the Program will be invested in the Income Fund investment option prior to allocation to participant accounts.

                                        THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                     FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                                Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                AS OF DECEMBER 31, 1995


                                                                        Current
        Description of Investment                       Cost             Value
- ------------------------------------------------   --------------    -------------
                                                       (Dollars in Thousands)
Value of Interest in General Motors
  *Savings Plan Master Trust                           $1,113,826      $1,500,282

  Fixed Income Fund                                       140,988         140,988

  *Loan Fund                                                    -         287,372

  *Fidelity Mutual Funds:

     Mutual Fund
  ----------------------------
  Fidelity                                                  3,961           4,189
  Puritan                                                  16,216          17,218
  Trend                                                     1,449           1,312
  Magellan                                                 67,391          68,815
  Contra Fund                                              35,982          37,063
  Equity Income                                            10,128          10,856
  Growth Company                                           11,743          12,194
  Investment Grade                                          3,740           3,877
  Growth & Income                                          16,552          18,175
  Value                                                    17,445          19,067
  Government Securities                                     4,185           4,359
  Retirement Growth                                         8,552           8,757
  OTC Portfolio                                             7,941           8,021
  Overseas                                                  5,531           5,822
  Europe                                                    1,700           1,765
  Pacific Basin                                             3,865           3,928
  Real Estate                                               1,228           1,293
  Balanced Fund                                             4,852           5,041
  International Growth & Income                             1,809           1,895
  Capital Appreciation                                      1,949           1,924
  Convertible Securities                                    1,758           1,768
  Canada                                                      947           1,046
  Utilities                                                 5,217           5,632
  Blue Chip                                                63,316          65,298
  Asset Manager                                             5,039           5,498
  Disciplined Equity                                        4,248           4,189
  Worldwide                                                 4,923           5,043
  Equity Income II                                         34,940          37,757
  Stock Selector                                            6,406           6,380
  Asset Manager - Growth                                    3,583           3,975
  Diversified International                                 1,588           1,665
  Asset Manager - Income                                      876             917
  Dividend Growth                                           5,068           5,155
  Fidelity Global Balanced                                    352             381
  Fidelity Small Cap Stock                                  6,219           5,972
  Global Bond                                                 738             750
  Fidelity Fifty                                            2,081           2,096
  ----------------------------                            -------         -------
  Total Mutual Funds                                      373,518         389,093
  -------------------------------------------------------------------------------


                                        THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                     FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                                Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                AS OF DECEMBER 31, 1995
                                                       Continued


                                                                                         Current
        Description of Investment                                         Cost            Value
- ---------------------------------------------------------------      --------------   -------------
                                                                         (Dollars in Thousands)

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Principal                12/31/97         GA405451      6.32%           204,758        204,758
  Metropolitan Life           N/A            GA13653    Variable          212,085        212,085
  Metropolitan Life        12/31/96          GA12835      7.14%           187,749        187,749
  Metropolitan Life           N/A            GA13635    Variable          105,087        105,087
  New York Life**             N/A            GAO6867    Variable          210,732        210,732
  New York Life               N/A            GA30331      6.30%           101,590        101,590
  New York Life            12/31/96          GA06363      6.39%           112,607        112,607
  New York Life            12/31/97       GA06363002      8.45%            66,520         66,520
  New York Life            12/31/97       GA06363003      6.39%           113,832        113,832
  John Hancock                N/A         GA7921SA86      6.13%            79,920         79,920
  John Hancock             6/30/99        GAC7878SA85     6.14%            80,448         80,448
                                                                        ---------      ---------
  Total Investment Contracts                                            1,475,328      1,475,328
                                                                        ---------      ---------
  Total Investments                                                    $3,103,660     $3,793,063
                                                                        =========      =========


 *Party-in-Interest
**Individual Separate Account


                                        THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                     FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                                      Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 1995
                                                 (Dollars in Thousands)
                                                            Purchases                    Sales
                                                            ---------     ---------------------------------------
Identity of                                                  Purchase      Sales        Original       Net Gain
Party/Broker         Description of Asset                     Price        Price          Cost           (Loss)
- ------------         --------------------------------       ---------     -------     ------------   ------------
                                             SERIES REPORTABLE TRANSACTIONS
                                             ------------------------------

State Street Bank    Fixed Income Fund                       $529,685      $388,697       $388,697            -
  and Trust          (158 purchases, 115 sales)

Metropolitan Life    Investment Contract No. 12014             12,637       184,197        184,197            -
  Insurance Co.      (12 purchases, 14 sales)

Metropolitan Life    Investment Contract No. GA13653            4,806       104,588        104,588            -
  Insurance Co.      (10 purchases, 1 sale)

Metropolitan Life    Investment Contract No. GA13635          105,087             -              -            -
  Insurance Co.      (2 purchases, 0 sales)

New York Life        Investment Contract No. GA06867          210,732       186,320        186,320            -
  Asset Management.  (12 purchases, 1 sale)

New York Life        Investment Contract No. GA30331          101,590             -              -            -
                     (6 purchases, 0 sales)

Fidelity Investments Magellan Fund                             87,926        21,540         20,645          895
                     (225 purchases, 214 sales)

                                             SINGLE REPORTABLE TRANSACTIONS
                                             ------------------------------


Metropolitan Life    Investment Contract No. 12014                  -       155,625        155,625            -
  Insurance Co.       - Maturity

New York Life        Investment Contract No. GA06867
                      - Maturity                                    -       186,321        186,321            -
